July 13, 2007
Via EDGAR
Mail Stop 4-5
Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ConocoPhillips Form 10-K for the fiscal year ended December 31, 2006 Response letters dated April 12, 2007 and June 7, 2007 File No. 001-32395
Dear Ms. Blye:
Our response to the comment raised in your letter dated June 28, 2007, is set forth below. The Staff’s comment is shown in bold followed by our response.
General
1.	We note your response letter of June 7, 2007, states that in 2006, you purchased crude oil from three Syrian sources, including the Syrian Petroleum Company. Please identify the approximate dollar amount paid to the Syrian Petroleum Company. Please also advise us of the approximate dollar amount you have paid directly or indirectly to the Syrian government and/or Syrian government-controlled entities for crude oil and Syrian-origin vacuum gas oil to date in fiscal 2007, and the approximate dollar amount of such payments you anticipate making during the remainder of the fiscal year.

Response: The approximate dollar amount paid to the Syrian Petroleum Company totaled $280 million for fiscal 2006, and $170 million for the first half of fiscal 2007. For the second half of fiscal 2007, the approximate dollar amount of payments to the Syrian Petroleum Company is anticipated to be in the range of $150 million to $170 million. We neither made nor anticipate making any other payments, directly or indirectly, to the Syrian government and/or Syrian-government-controlled entities for crude oil in 2007.

U.S. Securities and Exchange Commission
July 13, 2007

We made no purchases of vacuum gas oil in the first six months of 2007 from the Syrian government or Syrian-government-controlled entities, and do not expect to make any such purchases in the second half of the year.
All purchases of Syrian-origin petroleum products were in compliance with applicable U.S. and international laws and policies.
In response to your request, I hereby acknowledge each of the following:
1.	The adequacy and accuracy of the disclosures in the above filing is ConocoPhillips’ responsibility.

2.	The Staff’s comments or the changes to disclosure we make in response to the Staff’s comments do not foreclose the Commission from taking any action on the above filing.

3.	ConocoPhillips may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
An electronic version of this letter has been filed via EDGAR. In addition, we have provided courtesy copies by mail.

Very truly yours, CONOCOPHILLIPS
/s/ John A. Carrig
John A. Carrig
Executive Vice President, Finance, and Chief Financial Officer

cc:	Mr. James E. Copeland, Jr.
     Chairman of the Audit and
     Finance Committee
Mr. James J. Mulva
     Chairman and Chief Executive Officer
Mr. Stephen F. Gates, Esq.
     Senior Vice President, Legal, and
     General Counsel
Mr. Rand C. Berney
     Vice President and Controller
Mr. Andrew R. Brownstein, Esq.
     Wachtell, Lipton, Rosen & Katz
Mr. R. Dale Nijoka
Ernst & Young LLP